Exhibit 12

Walgreen Co. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended

	8/31/2011	8/31/2010	8/31/2009	8/31/2008	8/31/2007
Income before income taxes	$4,294	$3,373	$3,164	$3,430	$3,189
Add:
Fixed charges	1,212	1,100	996	842	735
Amortization of capitalized interest	5	4	3	2	2
Less: Capitalized interest	(10)	(12)	(16)	(19)	(6)
Earnings as defined	$5,501	$4,465	$4,147	$4,254	$3,920

Interest expense, net of capitalized interest	$77	$90	$91	$18	$1
Capitalized interest	10	12	16	19	6
Portions of rentals representative of the interest factor	1,125	998	889	805	728
Fixed charges as defined	$1,212	$1,100	$996	$843	$735

Ratio of earnings to fixed charges	4.54	4.06	4.16	5.05	5.33